Form 3
United States Securities and Exchange Commission, Washington, DC 20549

Initial Statement of Beneficial Ownership of Securities

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940






1. Name and Address of Reporting Person:
Stumpf, John K.
c/o DDi Corp., 1220 Simon Circle, Anaheim, CA  92806

2. Issuer Name & ticker or trading symbol:
DDi Corp. - DDIC

3. IRS or Social Security Number of Reporting Person (Voluntary) n/a

4. Statement for Month/Year:
10/9/01

5. Relationship of Reporting Person(s) to Issuer:
Officer - Corporate Controller

6. If Amendment, Date of Original
n/a

7. Individual or Joint/Group Filing
Form filed by One Reporting Person





Table I - Non-Derivative Securities Beneficially Owned

Title of Security: Common Stock
Amount of Securities Beneficially Owned: 0
Ownership Form Direct or Indirect: n/a
Nature of Indirect Beneficial Ownership: n/a


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Derivative Security: Options
Conversion or Exercise Price of Derivative Security: $1.7808
Date Exercisable: 10/12/03 (1)
Expiration Date: 10/12/09
Title of Underlying Securities: Common Stock
Amount or Number of Shares: 1,580
Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series B Options
Conversion or Exercise Price of Derivative Security: $21.79
Date Exercisable: 10/12/03 (1)
Expiration Date: 10/12/09
Title of Underlying Securities: Common Stock
Amount or Number of Shares: 2,105
Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series C Options
Conversion or Exercise Price of Derivative Security: $14.00
Date Exercisable: 4/14/04 (1)
Expiration Date: 4/14/10
Title of Underlying Securities: Common Stock
Amount or Number of Shares: 7,500
Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series D Options
Conversion or Exercise Price of Derivative Security: $12.00
Date Exercisable: 4/25/04 (1)
Expiration Date: 4/25/10
Title of Underlying Securities: Common Stock
Amount or Number of Shares: 6,900
Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series F Options
Conversion or Exercise Price of Derivative Security: $17.26
Date Exercisable: 4/17/05 (1)
Expiration Date: 4/17/11
Title of Underlying Securities: Common Stock
Amount or Number of Shares: 10,000
Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a


Explanation of Responses:
Mr. Stumpf is the Corporate Controller of DDi Corp.

(1) Options vest in installments over four years beginning on the first anniversary of award.




Signature of Reporting Person: John Stumpf
Date: 10/15/01




Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for Procedure Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB Number.